EXHIBIT 99.2

INDEX TO INTERIM UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

BOMIE WOOKOO INC. AND SUBSIDIARY

Table of contents	Page(s)
Unaudited Condensed Combined Balance Sheets as of September 30, 2024 and March 31, 2024	F-2
Unaudited Condensed Combined Statements of Operations and Comprehensive Loss for the six months ended September 30, 2024 and 2023	F-3
Unaudited Condensed Combined Statements of Changes in Shareholders’ Equity for the six months ended September 30, 2024 and 2023	F-4
Unaudited Condensed Combined Statements of Cash Flows for the six months ended September 30, 2024 and 2023	F-5
Notes to Unaudited Condensed Combined Financial Statements	F-6

BOMIE WOOKOO INC.

CONDENSED COMBINED BALANCE SHEETS

AS OF SEPTEMBER 30, 2024, AND MARCH 31, 2024

(UNAUDITED)

(All amounts in USD, except for share and per share data, unless otherwise noted)

	September 30, 2024	March 31, 2024
Assets
Current assets:
Cash and cash equivalents	$240,519	$1,681,074
Accounts receivable, net	8,000	12,193
Inventories	1,061,787	1,385,438
Prepaid expenses	150,000	450,000
Total current assets	1,460,306	3,528,705

Property and equipment, net	24,874	23,874
Right-of-use assets	171,194	253,902
Total non-current assets	196,068	277,776

Total Assets	$1,656,374	$3,806,481

Liabilities And Shareholders’ Equity

Current liabilities:
Accounts payable	$1,127,122	$199,710
Contract liabilities	88,691	397,936
Other current liability	7,389	31,990
Due to the related parties	83,309	63,949
Taxes payable	14,483	25,903
Lease liabilities	208,225	169,337
Total current liabilities	1,529,219	888,825

Lease liabilities	-	103,889
Total non-current liability	-	103,889
Total Liabilities	1,529,219	992,714

Commitments and contingencies

Shareholders’ equity:
Paid-in capital	-	-
Additional paid-in capital	-	200,000
Retained earnings	127,155	2,613,767
Total shareholders’ equity	127,155	2,813,767

Total liabilities and shareholders’ equity	$1,656,374	$3,806,481

The accompanying notes are an integral part of these interim unaudited condensed combined financial statements.

F-2

BOMIE WOOKOO INC.

CONDENSED COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(UNAUDITED)

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(All amounts in USD, except for share and per share data, unless otherwise noted)

	September 30, 2024	September 30, 2023
Revenues	$3,819,487	$2,691,262
Cost of revenues	(4,211,192)	(2,591,858)
Gross (loss) profit	(391,705)	99,404

Operating expenses:
Selling and marketing	(914,370)	(74,346)
General and administrative	(1,180,438)	(252,889)
Total operating expenses	(2,094,808)	(327,235)

Loss from operations	(2,486,513)	(227,831)

Other income (expenses):
Other income	9	210

Loss before income taxes	(2,486,504)	(227,621)

Income tax expenses	(108)	-)

Net loss	$(2,486,612)	$(227,621)

Comprehensive income loss	$(2,486,612)	$(227,621)

Weighted average number of ordinary shares outstanding – basic and diluted	200	200
Loss per ordinary share – basic and diluted	(12,433)	(1,138)

The accompanying notes are an integral part of these interim unaudited condensed combined financial statements.

F-3

BOMIE WOOKOO INC.

CONDENSED COMBINED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(UNAUDITED)

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(All amounts in USD, except for share and per share data, unless otherwise noted)

	Paid-in Capital	Additional paid-in capital (Note 11)	Accumulated deficit/ Retained earnings	Total shareholders’ equity
Balance at March 31, 2023	$-	$-	$(28,842)	$(28,842)
Net loss	-	-	(227,621)	(227,621)
Increase of capital	-	200,000	-	200,000
Balance at September 30, 2023	$-	$200,000	$(256,463)	$(56,463)

	Paid-in Capital	Additional paid-in capital (Note 11)	Retained earnings	Total equity
Balance at March 31, 2024	$-	$200,000	$2,613,767	$2,813,767
Net loss	-	-	(2,486,612)	(2,486,612)
Dividend	-	(200,000)	-	(200,000)
Balance at September 30, 2024	$-	$-	$127,155	$127,155

The accompanying notes are an integral part of these interim unaudited condensed combined financial statements.

F-4

BOMIE WOOKOO INC.

CONDENSED COMBINED STATEMENTS OF CASH FLOWS

(UNAUDITED)

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(All amounts in USD, except for share and per share data, unless otherwise noted)

	September 30, 2024	September 30, 2023
Cash Flows from Operating Activities:
Net loss	$(2,486,612)	$(227,621)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	2,385	498
Amortization of right-of-use assets	82,708	21,809
Changes in operating assets and liabilities:
Accounts receivable, net	4,193	(189,015)
Inventories	323,651	-
Prepaid expenses	300,000	-
Accounts payable	927,412	1,082,214
Contract liabilities	(309,245)	40,744
Other current liability	(24,601)	19,369
Tax payables	(11,420)	11,601
Lease liabilities	(65,001)	(21,187)
Net cash (used in) provided by operating activities	(1,256,530)	738,412

Cash Flows from Investing Activity:
Purchases of property and equipment	(3,385)	(13,635)
Net cash used in investing activity	(3,385)	(13,635)

Cash Flows from Financing Activities:
Increase of paid-in capital	-	200,000
Due to related parties	19,360	22,494
Dividend	(200,000)	-
Net cash (used in) provided by financing activities	(180,640)	222,494

Net (decrease) increase in cash and cash equivalents	(1,440,555)	947,271
Cash at the beginning of period	1,681,074	39

Cash at the end of period	$240,519	$947,310

Supplemental disclosures of cash flows information:
Cash paid for income taxes	$6,000	$-

Supplemental disclosures of non-cash flows information:
Obtaining right-of-use assets in exchange for operating lease liabilities	$-	$-

The accompanying notes are an integral part of these interim unaudited condensed combined financial statements.

F-5

BOMIE WOOKOO INC.

NOTES TO INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(All amounts in USD, except for share and per share data, unless otherwise noted)

1. ORGANIZATION AND NATURE OF OPERATIONS

Bomie Wookoo Inc. (“the Company” or “BW”), formerly known as TOAO Inc, was incorporated in New York on September 6, 2022. The Company has no substantive operations other than holding all of the equity interest of WooKoo LLC (“Wookoo”) and Bomie US LLC (“Bomie”).

WooKoo was incorporated in Texas on May 25, 2023. Wookoo mainly engages in the sales of luggage, handbags, and accessories through E-commerce platform, utilizing influencer collaboration, live-streaming sales, advertising campaigns, and data-driven strategic consulting to boost the sales and increase the visibility and engagement.  Meanwhile, Bomie was incorporated in New Jersey on November 19, 2024. Bomie registers online shops with TikTok and maintains the good standing of them, and lease the shops for use of its customers, to generate service fees and commission.

On November 25, 2023, Mr. Jue Wang and nine individuals shareholders of BW (collectively owns 100%) entered into an Acting in Concert Agreement and agreed to exercise voting rights and other shareholder rights jointly to ensure unified decisions of BW on matters including but not limited to: board elections, mergers, acquisitions, amendments to bylaws, and major financial transactions. Meanwhile, Mr. Jue Wang is the ultimate controller of Wookoo, he can directly make decisions of Wookoo on matters including but not limited to: board elections, mergers, acquisitions, amendments to bylaws, and major financial transactions.

Since BW and Wookoo are effectively controlled by the same Controlling Shareholder Mr. Jue Wang, they are considered under common control. The combination of BW and Wookoo has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying combined financial statements.

During the reporting periods, the Company have only one subsidiary in the United States as below. Details of the Company and its operating subsidiary are set out below:

Name of subsidiary	Place of incorporation	Date of incorporation	Date of Acquisition	Percentage of direct or indirect interests	Principal activities
WooKoo LLC (“Wookoo”)	Texas	May 25, 2023	January 1, 2025	100%	e-commerce sales

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying unaudited condensed combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for information pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

Principles of consolidation

The accompanying unaudited condensed combined financial statements include the financial statements of the Company and its subsidiary, which include the US-registered entity directly or indirectly owned by the Company. All transactions and balances among the Company and its subsidiary have been eliminated upon consolidation. The results of subsidiary acquired or disposed of are recorded in the combined income statements from the effective date of acquisition or up to the effective date of disposal, as appropriate. A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meetings of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders.

F-6

Use of estimate and assumptions

The preparation of the Company’s unaudited condensed combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the unaudited condensed combined financial statements and the reported amounts of revenues and expenses during the reporting periods presented. Estimates are adjusted to reflect actual experience when necessary. Significant accounting estimates reflected in the Company’s unaudited condensed combined financial statements include, allowance for credit losses, useful lives of long-lived assets, sales return, impairment of long-lived assets and uncertain tax position. Actual results could differ from these estimates.

Functional currency

Both of the reporting currency and the functional currency of the Company are the United States Dollar (“US$”).

Related parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence, such as a family member or relative, shareholder, or a related corporation.

Fair value of financial instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●

Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

The fair value of the Company’s financial instruments, including cash, accounts receivable, accounts payable, other current liability and due to the related parties, approximate their recorded values due to their short-term maturities as of September 30, 2024 and March 31, 2024.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, cash in banks, which are unrestricted as to withdrawal or use, and have insignificant risk of changes in value. The Company maintains all its cash and cash equivalents in national banks in the United States. As of September 30, 2024 and March 31, 2024, cash and cash equivalents balances were $240,519 and $1,681,074, respectively.

F-7

Accounts receivable, net

Accounts receivable represents the Company’s right to consideration in exchange for goods and services that the Company has transferred to the customers before payment is due. Accounts receivable is stated at the historical carrying amount, net of an estimated allowance for uncollectible accounts. The allowance for credit losses for accounts receivable is based upon the current expected credit losses (“CECL”) model. The CECL model requires an estimate of the credit losses expected over the life of accounts receivable since initial recognition, and accounts receivable with similar risk characteristics are grouped together when estimating CECL. In assessing the CECL, the Company applies a roll rate-based method that considers historical collectability based on past due status, the age of the balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. There was no allowance for credit losses set up by the Company as of September 30, 2024 and March 31, 2024, respectively.

Inventories

The Company holds inventory that is sold through retail, including e-commerce channels. Substantially all of the Company's inventories are comprised of finished goods and are reported at the lower of cost or net realizable value. Cost elements of inventories comprise the purchase price of products, shipping charges to receive products from the suppliers when they are embedded in the purchase price. Cost is determined using the first-in first-out method. Provisions are made for excessive, slow moving, expired and obsolete inventories as well as for inventories with carrying values in excess of market. Certain factors could impact the realizable value of inventory, so the Company continually evaluates the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration historical usage, inventory aging, expiration date, expected demand, anticipated sales price, product obsolescence and other factors. The reserve or write-down is equal to the difference between the cost of inventory and the estimated net realizable value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory reserves or write-downs may be required that could negatively impact the Company’s gross margin and operating results. If actual market conditions are more favorable, the Company may have higher gross margin when products that have been previously reserved or written down are eventually sold. As of September 30, 2024 and March 31, 2024, management compared the cost of inventories with their net realizable value and determined no inventory write-down was necessary.

Prepaid expenses

Prepaid expenses primarily consist of prepayments made to vendors or services providers for future services that have not been provided. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. Management believes that, as of September 30, 2024 and March 31, 2024, the Company’s other current assets were not impaired.

Property and equipment

Property and equipment are stated at historical cost (including all expenditures necessary to bring the asset to its intended use) less accumulated depreciation and impairment if any. Depreciation is computed using the straight-line method over the following estimated useful lives.

	Useful Life	Estimated Residual Value
Furniture, fixture and electronic equipment	5 to 7 years	0%

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the combined statements of operations and comprehensive income (loss). Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

F-8

Impairment of long-lived assets

The Company evaluates its long-lived assets, including property and equipment with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Company evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. The adjusted carrying amount of the assets become new cost basis and are depreciated over the assets’ remaining useful lives. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Given no events or changes in circumstances indicating the carrying amount of long-lived assets may not be recovered through the related future net cash flows, the Company did not recognize any impairment loss on long-lived assets for the six months ended September 30, 2024 and 2023. There can be no assurance that future events will not have impact on the Company’s revenue or financial position which could result in impairment in the future.

Operating leases

The Company determines if an arrangement is a lease and determines the classification of the lease, as either operating or finance, at commencement. The Company has operating leases for office buildings and has no finance leases as of September 30, 2024 and March 31, 2024. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the lease payments over the lease term at commencement date.

As the Company’s leases do not provide an implicit rate, an incremental borrowing rate is used based on the information available at the commencement date, to determine the present value of lease payments. The incremental borrowing rate approximates the rate the Company would pay to borrow in the currency of the lease payments for the weighted-average life of the lease.

The operating lease ROU assets also include any lease payments made prior to lease commencement and exclude lease incentives and initial direct costs incurred if any. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

The Company’s lease agreements contain both lease and non-lease components, which are accounted for separately based on their relative standalone price.

Contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. The Company’s management does not expect any liability from the disposition of such claims and litigation individually or in the aggregate would have a material adverse impact on the Company’s combined financial position, results of operations and cash flows.

F-9

Revenue recognition

The Company adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) on April 1, 2019. Accordingly, the unaudited condensed combined financial statements for the six months ended September 30, 2024 and 2023 are presented under ASC 606. Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract(s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) we satisfy the performance obligation.

The Company follows the requirements of Topic 606-10-55-36 through -40, Revenue from Contracts with customers, Principal Agent Considerations, in determining the gross versus net revenue recognition for performance obligation(s) in the contract with a customer. Revenue recorded with the Company acting in the capacity of a principal is reported on a gross basis equal to the full amount of consideration to which we expect in exchange for the goods or services transferred. Revenue recorded with the Company acting in the capacity of an agent is reported on a net basis, exclusive of any consideration provided to the principal party in the transaction.

The Company recognizes revenue for its products sold when it has satisfied a performance obligation by transferring significant risks and rewards of ownership of promised products to the customer. Furthermore, the customer obtains the legal title of and accepts the promised products at a specific time. For each performance obligation satisfied at a point in time, the Company recognizes revenue at a point in time by measuring whether the performance obligation has been met.

The principal versus agent evaluation is matter of judgment that depends on the facts and circumstances of the arrangement and is dependent on whether the Company controls the good or service before it is transferred to the customer or whether we are acting as an agent of a third party. This evaluation is performed separately for each performance obligation identified. For the six months ended September 30, 2024 and 2023, there was no revenue recognized on a net basis where the Company is acting as an agent.

For the six months ended September 30, 2024 and 2023, the Company’s revenues were primarily derived from sales of luggage, handbags, and accessories through online platform.

Revenue from sales of products through online platform

The Company is principally engaged in the sale of luggage, handbags, and accessories through e-commerce platforms. Revenue from product sales is recognized when control of the goods transfers to the customer, which typically occurs upon customer acceptance.

The Company has determined it acts as the principal in these transactions, as it controls the goods before transfer to the customer. Accordingly, revenue is reported on a gross basis, reflecting the full sales price.

The Company recognizes the revenue net of discounts and return allowances when the products are delivered, and the title is passed to customers. For sale of products through online platform, we estimate the possibility of return based on the historical experience. As of September 30, 2024 and March 31, 2024, liabilities for return allowance were not material to the combined financial statements.

Customers are required to pay to the third-party platform before the goods were send out and the Company will receive the amount from the third-party platform upon acceptance. Cash received from the platform prior to revenue recognition is recorded as a contract liability.

Contract liabilities

Contract liability is recorded when a payment is received from a customer before the Company transfers the related goods. Contract liability is recognized as revenue when the Company transfers the goods under the contract.

F-10

Disaggregated information of revenues by services:

	For the six months ended September 30,
	2024	2023
Revenue from sales of products through online platforms	$3,801,020	$2,683,432
Others	18,467	7,830
Revenue	$3,819,487	$2,691,262

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker has been identified as the Chief Executive Officer who allocates resources to and assesses the performance of the operating segments of an entity. The Company’s reporting segments are decided based on its operating segments while taking full consideration of various factors such as products and services, geographic location and regulatory environment related to administration of the management. Operating segments meeting the same qualifications are allocated as one reporting segment, providing independent disclosures. The Company does not distinguish between markets or segments for the purpose of internal reports. The Company does not distinguish revenues, costs and expenses between segments in its internal reporting, and reports costs and expenses by nature as a whole. Hence, the Company has only one reportable segment.

Income taxes

The Company follows the liability method of accounting for income taxes in accordance with ASC 740, Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

The Company accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties related to unrecognized tax benefit recognized in accordance with ASC 740 are classified in the combined statements of operations and comprehensive income (loss) as income tax benefit (expense).

Advertising expenses

Advertising expenditures are expensed as incurred and such expenses were included as part of selling and marketing expenses. For the six months ended September 30, 2024 and 2023, the advertising expenses amounted to approximately $404,110 and $2,268, respectively.

Comprehensive loss

Comprehensive loss consists of two components, net loss and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of equity but are excluded from net loss.

F-11

Loss per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, Earnings per Share. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common share outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis of the potential Ordinary Shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential Ordinary Shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. There were no dilutive or anti-dilutive potential Ordinary Shares or effect for the six months ended September 30, 2024 and 2023.

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income (Subtopic 220-40): Disaggregation of Income Statement Expenses.” This pronouncement introduces new disclosure requirements aimed at enhancing transparency in financial reporting by requiring disaggregation of specific income statement expense captions. Under the new guidance, entities are required to disclose a breakdown of certain expense categories, such as: employee compensation; depreciation; amortization, and other material components. The disaggregated information can be presented either on the face of the income statement or in the notes to the financial statements, often using a tabular format. The ASU is effective for fiscal years beginning after December 15, 2025, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact. In January 2025, the FASB issued ASU 2025-01, which revises the effective date of ASU 2024-03 (on disclosures about disaggregation of income statement expenses) “to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027.” Entities within the ASU’s scope are permitted to early adopt the ASU.

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (the “SEC”) Regulation S-X 210.4-08(h), Rules of General Application — General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this update should be applied on a prospective basis. Retrospective application is permitted. The Company does not plan to early adopt ASU 2023-09 and is evaluating the impact of adoption of ASU 2023-09 on the unaudited condensed combined financial statements.

In March 2024, the FASB issued ASU 2024-01, “Compensation-Stock Compensation (Topic 718): Scope Application of Profits Interest and similar Awards”. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15.2024, and interim periods within those annual periods. For all other entities, the amendments are effective for annual periods beginning after December 15,2025, and interim periods within those annual periods. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. If an entity adopts the amendments in an interim period, it should adopt them as of the beginning of the annual period that includes that interim period.

F-12

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — Codification Amendments in Response to SEC’s Disclosure Update and Simplification Initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows — Overall, 250-10 Accounting Changes and Error Corrections — Overall, 260-10 Earnings Per Share — Overall, 270-10 Interim Reporting — Overall, 440-10 Commitments — Overall, 470-10 Debt — Overall, 505-10 Equity — Overall, 815-10 Derivatives and Hedging — Overall, 860-30 Transfers and Servicing — Secured Borrowing and Collateral, 932-235 Extractive Activities — Oil and Gas — Notes to Financial Statements, 946-20 Financial Services — Investment Companies — Investment Company Activities, and 974-10 Real Estate — Real Estate Investment Trusts — Overall. The amendments represent changes to clarify or improve disclosure and presentation requirements of the above subtopics. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the combined financial position, statements of operations and cash flows.

5. Prepaid expenses

Prepaid expenses consisted of the following as of September 30, 2024 and March 31, 2024:

	As of September 30, 2024	As of March 31, 2024
Prepayments to the vendors	$150,000	$450,000
Total	$150,000	$450,000

6. Property and equipment, net

Property and equipment, net consisted of the following:

	As of September 30, 2024	As of March 31, 2024
Furniture, fixture and electronic equipment	$29,908	$26,523
Total cost	29,908	26,523
Less: accumulated depreciation	(5,034)	(2,649)
Property and equipment, net	$24,874	$23,874

Depreciation expenses recognized in general and administrative expenses for the six months ended September 30, 2024 and 2023 amounted to $2,385 and $498, respectively.

The Company has no pledged property and equipment as of September 30, 2024 and March 31, 2024.

The Company did not recognize any impairment loss on property and equipment for the six months ended September 30, 2024 and 2023.

F-13

7. Leases

Effective on January 1, 2021, the Company adopted Topic 842. At the inception of a contract, the Company determines if the arrangement is, or contains, a lease. ROU assets represent the Company’s right to use an underlying asset over the lease term and lease liability represent the Company’s obligation to make lease payments derived from the lease.

Operating lease ROU asset and liability are recognized at commencement date based on the present value of lease payments over the lease terms. Rent expense is recognized on a straight-line basis over the lease terms.

As of September 30, 2024, the Company had the following non-cancellable lease contract.

Description of the lease	Lease term
Office premises	2 to 3 years

Balance sheet information related to operating leases Right-of-use assets and lease liabilities is as follows:

(a)	Amount recognized in the combined balance sheet:

	As of September 30, 2024	As of March 31, 2024
Right-of-use assets	$380,507	$380,507
Right-of-use assets - accumulated amortization	(209,313)	(126,605)
Right-of-use assets, net	$171,194	$253,902

	As of September 30, 2024	As of March 31, 2024
Lease liabilities, current	$208,225	$169,337
Lease liabilities, non-current	-	103,889
Total operating lease liabilities	$208,225	$273,226

(b)	The weighted average remaining lease terms and discount rates for the operating lease as of September 30, 2024 and March 31, 2024 are as follows:

	As of September 30, 2024	As of March 31, 2024
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	0.64	1.46
Weighted average discount rate	7.5%	7.5%

Maturity analysis of operating lease liability as of September 30, 2024 is as follows:

Operating lease payment	As of September 30, 2024
Within one year	216,631
One to three years	-
Total future minimum lease payments	$216,631
Less: imputed interest	(8,406)
Total	208,225

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8. Related party transactions and balances

a.	Nature of relationships with related parties

Name of related parties	Relationship with the Company
Shuang Wu	former CEO of Bomie Wookoo Inc.

As of the report date, Ms. Shuang Wu has tendered her resignation as CEO and Mr. Jue Wang has been appointed as the CEO of Bomie Wookoo Inc.

b.	Dues to the related parties
	As of September 30, 2024	As of March 31, 2024
Shuang Wu	$83,309	$63,949
Total	$83,309	$63,949

Balances due to Shuang Wu is the result of the normal business transactions stated above. The balances were all unsecured, non-interest bearing and payable on demand.

9. Other current liability

Other current liability consisted of the following:

	As of September 30, 2024	As of March 31, 2024
Other payable	$7,389	$31,990
Total	$7,389	$31,990

10. Taxes

(a)	Taxes payable

Taxes payable consisted of the following:

	As of September 30, 2024	As of March 31, 2024
Income tax payable	$14,483	$16,531
Other tax payable	-	9,372
Total	$14,483	$25,903

(b)	Corporate Income Taxes (“CIT”)

i)	The components of the income tax provision are as follows:

	For the six months ended September 30,
	2024	2023
Federal	$-	$-
State	108	-
Total	$108	$-

There are no deferred tax assets due to full valuation allowance for the six months ended September 30, 2024 and 2023.

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ii)	The provisions for income taxes, computed by applying the U.S. statutory rate to income before taxes, as reconciled to the actual provisions were:

	For the six months ended September 30,
	2024	2023
Loss before income tax expenses	$(2,486,504)	$(227,621)
Income tax computed at federal tax rate (21%)	-	-
Income tax computed at New York State tax rate	58	-
Income tax computed at Texas State tax rate	50	-
Federal tax exemption of S corporation	-	-
Effect of other non-deductible expenses	-	-
Total	$108	$-

11. Shareholders’ Equity

a.	Paid-in capital

The total number and value of shares of common stock which the corporation shall have authority to issue is 200 shares with no par value.

b.	Additional paid-in capital

	As of September 30, 2024	As of March 31, 2024
Cash invested in Wookoo	$-	$200,000
Total	$-	$200,000

c.	Dividend

During the six months ended September 30, 2024, Wookoo made dividend payments of $0.2 million to the then eventual shareholders of Wookoo. The Company made no other dividend during the six months ended September 30, 2024 and 2023.

12. Commitments and contingencies

a.	Commitments

The Company did not have any significant commitments, long-term obligations, or guarantees as of September 30, 2024 and March 31, 2024.

b.	Contingencies

The Company is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome arising out of any such matter will have a material adverse effect on our combined financial position, cash flows or results of operations on an individual basis or in the aggregate. As of September 30, 2024 and March 31, 2024, the Company is not a party to any material legal or administrative proceedings.

13. Subsequent events

On February 28, 2025, the Company, stockholders of the Company and Paranovus Entertainment Technology Ltd., (“Paranovus”) a corporation organized under the laws of Cayman Island, entered into a share purchase agreement (the “SPA”). Pursuant to the SPA, Paranovus agreed to acquire 102 shares of common stock of BW, representing 51% equity interest from BW’s stockholders for a total consideration of $22440,000 in cash. The transaction was approved by Paranovus’s shareholders on March 24, 2025. On March 25, 2025, Paranovus made the payment of an aggregate of $22,440,000 in cash to the stockholders of BW and then the transaction was closed. Immediately following the closing, BW became a 51% owned subsidiary of the Paranovus.

In preparing these unaudited condensed combined financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through June 6, 2025, the date the unaudited condensed combined financial statements were available to be issued. No other events require adjustment to or disclosure in the unaudited condensed combined financial statements.

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